SunHydrogen, Inc.

10 E. Yanonali, Suite 36

Santa Barbara, CA 93101

(805) 966-6566

July 7, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Mr. Thomas Jones

	Re:	SunHydrogen, Inc.
Registration Statement on Form S-3
Filed July 2, 2020
File No. 333-239632

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, SunHydrogen, Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 9:00 a.m. Eastern Daylight Time, July 8, 2020, or as soon as practicable thereafter.

Very truly yours,

SunHydrogen, Inc.

By: /s/ Timothy Young

Timothy Young

Chief Executive Officer